September 21, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed September 17, 2018
           File No. 333-226169

Dear Mr. Katkin:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Exhibits

1. Please have your counsel revise its Exhibit 5.1 opinion to remove the assumption in (d) as it undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumption is appropriate. Please refer to
       Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance.
 Keith A. Katkin
Urovant Sciences Ltd.
September 21, 2018
Page 2

       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.



                                                        Sincerely,
FirstName LastNameKeith A. Katkin
                                                        Division of Corporation
Finance
Comapany NameUrovant Sciences Ltd.
                                                        Office of Healthcare &
Insurance
September 21, 2018 Page 2
cc:       Frank Rahmani, Esq.
FirstName LastName